SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of February 2009

Commission File Number 001-32640

DHT MARITIME, INC.
(Translation of registrant’s name into English)

26 New Street
St. Helier, Jersey JE23RA
Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐   No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐   No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

Attached hereto as Exhibit 99.1 is the press release issued by DHT Maritime, Inc. ( the “Company”) on February 10, 2009, related to its fourth quarter and fiscal year 2008 results.

Attached hereto as Exhibit 10.1 is the new Employment Agreement between the Company and Ole Jacob Diesen.

Attached hereto as Exhibits 10.2, 10.3, 10.4, 10.5, 10.6, 10.7 and 10.8 are Amendments to the Time Charters of the following vessels, respectively: Overseas Ania, Overseas Ann, Overseas Cathy, Overseas Chris, Overseas Rebecca, Overseas Regal and Overseas Sophie.

The following vessels have entered into Ship Management Agreements with Tanker Management Ltd., on the terms and conditions outlined in Exhibit 10.9:   Overseas Ania, Overseas Ann, Overseas Cathy, Overseas Chris, Overseas Rebecca, Overseas Regal and Overseas Sophie.

EXHIBIT LIST

Exhibit	Description

10.1	Employment Agreement of Ole Jacob Diesen

10.2	Amendment to Time Charter - Overseas Ania

10.3	Amendment to Time Charter - Overseas Ann

10.4	Amendment to Time Charter - Overseas Cathy

10.5	Amendment to Time Charter - Overseas Chris

10.6	Amendment to Time Charter - Overseas Rebecca

10.7	Amendment to Time Charter - Overseas Regal

10.8	Amendment to Time Charter - Overseas Sophie

10.9	Ship Management Agreement

99.1	Press Release dated February 10, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Maritime, Inc.
(Registrant)

Date: February 12, 2009	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer